SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Attached to this Report on Form 6-K is the press release issued by the registrant on July 22, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: July 24, 2026	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

HIGHWAY HOLDINGS SIGNS LOI TO LAUNCH MAJORITY-OWNED ENERGY
STORAGE VENTURE WITH WOWTIGER BRAND OWNER HUAHU

Proposed Venture Combines Highway Holdings’ Global Manufacturing and Commercial
Platform with Huahu’s Energy Storage Technology

HONG KONG – July 22, 2026 – Highway Holdings Limited (Nasdaq: HIHO) today announced that it has signed a letter of intent (“LOI”) with Guangdong Huahu New Energy Technology Co., Ltd. (“Huahu”), a China-based manufacturer of battery energy storage systems marketed under the Wowtiger brand. The LOI outlines a broad strategic cooperation intended to combine Huahu’s products and technology with Highway Holdings’ international manufacturing capabilities, European operating presence and commercial relationships.

Huahu has established an international footprint, with an initial focus on many smaller-scale businesses in African and Southeast Asian markets. Its global exposure has also attracted prospective European customers seeking larger, more technically demanding projects. The parties believe Highway Holdings’ European operations could support these opportunities through technical project management, customer service, warranty support, marketing, distribution and, where appropriate, semi-knocked-down (“SKD”) manufacturing of Huahu’s products. Huahu will benefit from Highway Holdings’ trusted European image in a mature market where buying decisions are made on availability of reliable service and warranty commitments.

The proposed cooperation is also intended to pursue opportunities in Europe, the United States and South America. In the United States, one of the world’s largest potential energy storage markets, Highway Holdings expects to draw on its existing relationships and international operating experience to evaluate a manufacturing, distribution and marketing presence. Highway Holdings may also explore financing alternatives for larger international projects.

Proposed Terms

Under the LOI, the parties intend to form a joint venture company in Hong Kong tentatively named Huahu International New Energy Technology Company Limited. The proposed venture would have initial contributions valued at US$3.5 million, consisting of approximately US$2.0 million in cash from Highway Holdings and approximately US$1.5 million in products and technology transfer from Huahu. Highway Holdings would own 57% of the venture and Huahu would own 43%. The joint venture would be jointly managed by the parties.

Specifically, Huahu would provide the venture with exclusive SKD manufacturing, marketing and distribution rights of Huahu’s products for the Germany, Italy, United States and certain South American markets. The LOI also contemplates the initial issuance by Highway Holdings to Huahu of up to an aggregate of 400,000 of its restricted shares upon the achievement of by the joint venture of certain milestones in Europe and Hong Kong. In addition, Highway Holdings will issue additional Highway Holdings restricted shares to Huahu for every $1,000,000 of component business that Huahu provides to Highway Holdings’ subsidiary companies. This restricted share issuance incentive program will last for several years and is limited to 500,000 restricted shares in the aggregate. The component manufacturing business expected to be provided by Huahu would result in an immediate and lasting capacity loading for Highway Holdings’ factories, leading to a substantial increase in sales turnover and profits for its current OEM type business. In addition, Highway Holdings would issue an additional 100,000 of its restricted shares to Huahu if and when Huahu provides SKD business to Highway Holdings’ underutilized factory in Myanmar. The shares issued to Huahu will have a two-year transfer restriction imposed on them.

If achieved, this work could improve utilization of Highway Holdings’ manufacturing operations, which would meaningfully increase the scale of its base OEM operation, which still needs additional business volume to move back to sustainable long term profitable operations. The timing, recipients, vesting or performance conditions, registration status and other terms of any restricted share issuance remain subject to applicable approvals and definitive documentation.

The parties further intend to collaborate on production improvements and the research and development of existing and new products.

The parties intend to negotiate and complete the definitive agreements contemplated by the non-binding LOI, with a goal to sign these agreements within approximately one month. The proposed joint venture, investment, territorial rights, restricted share issuances and other arrangements remain subject to due diligence, and execution of definitive agreements, corporate and regulatory approvals, financing and other customary conditions. There can be no assurance that definitive agreements will be executed on the contemplated terms or at all, or that any prospective project or order will result in revenue.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “Our proposed joint venture with Huahu gives Highway Holdings a credible path into battery energy storage while directly addressing two of our most important priorities: reducing our dependence on traditional OEM cycles and rebuilding our factory utilization. Huahu immediately brings proven products, technology and international demand. Highway Holdings brings manufacturing depth, a European operating platform and access to global commercial and capital markets. We worked very hard over the last few years by deeply checking and evaluating at least 20 potential acquisitions or partnerships. While the business environment put us in a difficult position, we have never acted out of desperation. Rather, with confidence in our abilities and what we can bring to any deal we make, we have remained focused on finding the right transaction based on its complementary business and valuation. Under such conditions our potential deal with Huahu was thoroughly negotiated. If we now execute the definitive agreements as contemplated, we believe the combination can convert existing market interest into meaningful projects and create a stronger, more diversified Highway Holdings.”

“We thank the Huahu team for the many hours working with us to make this venture possible. We firmly believe that the future success of this initial cooperation will lead into a much deeper, mutually beneficial relationship. Importantly, both companies have strong standalone business platforms. We realize that Huahu does not need Highway Holdings to continue its existing successful operation. But by joining together we may reach a critical size faster, which will help both companies secure an even brighter long-term success.”

A market survey for Battery Energy Storage Systems (BESS) business predicts that the present worldwide market value for battery storage systems is about US$89 billion annually, and is expected to more than double and grow in the coming five years into an about US$198 billion market.

About Guangdong Huahu New Energy Technology Co., Ltd. and Wowtiger

Guangdong Huahu New Energy Technology Co., Ltd. is a China-based manufacturer of battery energy storage systems, inverters and related smart energy products marketed under the Wowtiger brand. The company serves international markets and offers energy storage solutions for residential and other applications. For more information, visit www.wowtiger.net.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Germany, Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the prospects of entering into definitive agreements with Huahu, the terms of those agreements, the business to be conducted by the newly formed joint venture, the resumption of operations of its Myanmar operations, and the economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York office : +1-914-337-8801